CUSIP No. 54150E 104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

(Name of Issuer)

Ordinary Shares, par value Ps.0.10 per share

American Depositary Shares, each representing five Ordinary Shares, par value Ps.0.10 per share**

(Title of Class of Securities)

54150E 104***

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	On October 31, 2017, Loma Negra Compañía Industrial Argentina Sociedad Anónima registered American Depositary Shares (“ADSs”) (each representing five Ordinary Shares) under Section 12(b) of the Act.

***	CUSIP assigned to the ADSs, which are listed on the New York Stock Exchange.

CUSIP No. 54150E 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Loma Negra Holding GmbH(1) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 304,233,740(2)
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 304,233,740(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,233,740(2) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.04%(3) See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Cauê Austria Holding GmbH owns and controls 100% of the share capital of Loma Negra Holding GmbH. InterCement Austria Equity Participation GmbH owns and controls 52.67% of the share capital of Cauê Austria Holding GmbH and Cimpor Trading e Inversiones S.A. holds the remaining share capital at Cauê Austria Holding GmbH. Cimpor Trading e Inversiones S.A. owns and controls 100% of the share capital of InterCement Austria Equity Participation GmbH. Cimpor-Cimentos de Portugal, SGPS, S.A. owns and controls 100% of Cimpor Trading e Inversiones S.A.’s voting shares. InterCement Austria Holding GmbH owns and controls 77.56% of Cimpor-Cimentos de Portugal, SGPS, S.A.’s voting shares. InterCement Participações S.A. owns and controls 100% of the share capital of InterCement Austria Holding GmbH. Camargo Corrêa S.A. owns and controls 100% of InterCement Participações S.A.’s voting shares. Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Camargo Corrêa S.A.
(2)	Ordinary shares held of record by Loma Negra Holding GmbH. Each Reporting Person disclaims beneficial ownership of such ordinary shares except to the extent of its pecuniary interest therein.
(3)	Based on 596,026,490 ordinary shares, par value Ps.0.10 per share of Loma Negra Compañía Industrial Argentina Sociedad Anónima (the “Issuer”) issued and outstanding as of December 31, 2017, as provided by the Issuer to the Reporting Person.

CUSIP No. 54150E 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cauê Austria Holding GmbH(1)(2) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 304,233,740(3)
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 304,233,740(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,233,740(3) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.04%(4) See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Cauê Austria Holding GmbH owns and controls 100% of the share capital of Loma Negra Holding GmbH.
(2)	InterCement Austria Equity Participation GmbH owns and controls 52.67% of the share capital of Cauê Austria Holding GmbH and Cimpor Trading e Inversiones S.A. holds the remaining share capital at Cauê Austria Holding GmbH. Cimpor Trading e Inversiones S.A. owns and controls 100% of the share capital of InterCement Austria Equity Participation GmbH. Cimpor-Cimentos de Portugal, SGPS, S.A. owns and controls 100% of Cimpor Trading e Inversiones S.A.’s voting shares. InterCement Austria Holding GmbH owns and controls 77.56% of Cimpor-Cimentos de Portugal, SGPS, S.A.’s voting shares. InterCement Participações S.A. owns and controls 100% of the share capital of InterCement Austria Holding GmbH. Camargo Corrêa S.A. owns and controls 100% of InterCement Participações S.A.’s voting shares. Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Camargo Corrêa S.A.
(3)	Includes 304,233,740 ordinary shares of the Issuer held of record by Loma Negra Holding GmbH. Each Reporting Person disclaims beneficial ownership of such ordinary shares except to the extent of its pecuniary interest therein.
(4)	Based on 596,026,490 ordinary shares of the Issuer, par value Ps.0.10 per share, issued and outstanding as of December 31, 2017, as provided by the Issuer to the Reporting Person.

CUSIP No. 54150E 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) InterCement Austria Equity Participation GmbH(1)(2) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 304,233,740(3)
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 304,233,740(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,233,740(3) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.04%(4) See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)	InterCement Austria Equity Participation GmbH owns and controls 52.67% of the share capital of Cauê Austria Holding GmbH and Cimpor Trading e Inversiones S.A. holds the remaining share capital at Cauê Austria Holding GmbH. Cauê Austria Holding GmbH owns and controls 100% of the share capital of Loma Negra Holding GmbH.
(2)	Cimpor Trading e Inversiones S.A. owns and controls 100% of the share capital of InterCement Austria Equity Participation GmbH. Cimpor-Cimentos de Portugal, SGPS, S.A. owns and controls 100% of Cimpor Trading e Inversiones S.A.’s voting shares. InterCement Austria Holding GmbH owns and controls 77.56% of Cimpor-Cimentos de Portugal, SGPS, S.A.’s voting shares. InterCement Participações S.A. owns and controls 100% of the share capital of InterCement Austria Holding GmbH. Camargo Corrêa S.A. owns and controls 100% of InterCement Participações S.A.’s voting shares. Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Camargo Corrêa S.A.
(3)	Includes 304,233,740 ordinary shares of the Issuer held of record by Loma Negra Holding GmbH. Each Reporting Person disclaims beneficial ownership of such ordinary shares except to the extent of its pecuniary interest therein.
(4)	Based on 596,026,490 ordinary shares of the Issuer, par value Ps.0.10 per share, issued and outstanding as of December 31, 2017, as provided by the Issuer to the Reporting Person.

CUSIP No. 54150E 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cimpor Trading e Inversiones S.A.(1)(2) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 304,233,740(3)
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 304,233,740(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,233,740(3) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.04%(4) See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Cimpor Trading e Inversiones S.A. owns and controls 100% of the share capital of InterCement Austria Equity Participation GmbH. InterCement Austria Equity Participation GmbH owns and controls 52.67% of the share capital of Cauê Austria Holding GmbH and Cimpor Trading e Inversiones S.A. holds the remaining share capital at Cauê Austria Holding GmbH. Cauê Austria Holding GmbH owns and controls 100% of the share capital of Loma Negra Holding GmbH.
(2)	Cimpor-Cimentos de Portugal, SGPS, S.A. owns and controls 100% of Cimpor Trading e Inversiones S.A.’s voting shares. InterCement Austria Holding GmbH owns and controls 77.56% of Cimpor-Cimentos de Portugal, SGPS, S.A.’s voting shares. InterCement Participações S.A. owns and controls 100% of the share capital of InterCement Austria Holding GmbH. Camargo Corrêa S.A. owns and controls 100% of InterCement Participações S.A.’s voting shares. Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Camargo Corrêa S.A.
(3)	Includes 304,233,740 ordinary shares of the Issuer held of record by Loma Negra Holding GmbH. Each Reporting Person disclaims beneficial ownership of such ordinary shares except to the extent of its pecuniary interest therein.
(4)	Based on 596,026,490 ordinary shares of the Issuer, par value Ps.0.10 per share, issued and outstanding as of December 31, 2017, as provided by the Issuer to the Reporting Person.

CUSIP No. 54150E 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cimpor-Cimentos de Portugal, SGPS, S.A.(1)(2) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 304,233,740(3)
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 304,233,740(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,233,740(3) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.04%(4) See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Cimpor-Cimentos de Portugal, SGPS, S.A. owns and controls 100% of Cimpor Trading e Inversiones S.A.’s voting shares. Cimpor Trading e Inversiones S.A. owns and controls 100% of the share capital of InterCement Austria Equity Participation GmbH. InterCement Austria Equity Participation GmbH owns and controls 52.67% of the share capital of Cauê Austria Holding GmbH and Cimpor Trading e Inversiones S.A. holds the remaining share capital at Cauê Austria Holding GmbH. Cauê Austria Holding GmbH owns and controls 100% of the share capital of Loma Negra Holding GmbH.
(2)	InterCement Austria Holding GmbH owns and controls 77.56% of Cimpor-Cimentos de Portugal, SGPS, S.A.’s voting shares. InterCement Participações S.A. owns and controls 100% of the share capital of InterCement Austria Holding GmbH. Camargo Corrêa S.A. owns and controls 100% of InterCement Participações S.A.’s voting shares. Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Camargo Corrêa S.A.
(3)	Includes 304,233,740 ordinary shares of the Issuer held of record by Loma Negra Holding GmbH. Each Reporting Person disclaims beneficial ownership of such ordinary shares except to the extent of its pecuniary interest therein.
(4)	Based on 596,026,490 ordinary shares of the Issuer, par value Ps.0.10 per share, issued and outstanding as of December 31, 2017, as provided by the Issuer to the Reporting Person.

CUSIP No. 54150E 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) InterCement Austria Holding GmbH(1)(2) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 304,233,740(3)
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 304,233,740(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,233,740(3) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.04%(4) See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)	InterCement Austria Holding GmbH owns and controls 77.56% of Cimpor-Cimentos de Portugal, SGPS, S.A.’s voting shares. Cimpor-Cimentos de Portugal, SGPS, S.A. owns and controls 100% of Cimpor Trading e Inversiones S.A.’s voting shares. Cimpor Trading e Inversiones S.A. owns and controls 100% of the share capital of InterCement Austria Equity Participation GmbH. InterCement Austria Equity Participation GmbH owns and controls 52.67% of the share capital of Cauê Austria Holding GmbH and Cimpor Trading e Inversiones S.A. holds the remaining share capital at Cauê Austria Holding GmbH. Cauê Austria Holding GmbH owns and controls 100% of the share capital of Loma Negra Holding GmbH.
(2)	InterCement Participações S.A. owns and controls 100% of the share capital of InterCement Austria Holding GmbH. Camargo Corrêa S.A. owns and controls 100% of InterCement Participações S.A.’s voting shares. Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Camargo Corrêa S.A.
(3)	Includes 304,233,740 ordinary shares of the Issuer held of record by Loma Negra Holding GmbH. Each Reporting Person disclaims beneficial ownership of such ordinary shares except to the extent of its pecuniary interest therein.
(4)	Based on 596,026,490 ordinary shares of the Issuer, par value Ps.0.10 per share, issued and outstanding as of December 31, 2017, as provided by the Issuer to the Reporting Person.

CUSIP No. 54150E 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) InterCement Participações S.A.(1)(2) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 304,233,740(3)
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 304,233,740(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,233,740(3) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.04%(4) See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)	InterCement Participações S.A. owns and controls 100% of the share capital of InterCement Austria Holding GmbH. InterCement Austria Holding GmbH owns and controls 77.56% of Cimpor-Cimentos de Portugal, SGPS, S.A.’s voting shares. Cimpor-Cimentos de Portugal, SGPS, S.A. owns and controls 100% of Cimpor Trading e Inversiones S.A.’s voting shares. Cimpor Trading e Inversiones S.A. owns and controls 100% of the share capital of InterCement Austria Equity Participation GmbH. InterCement Austria Equity Participation GmbH owns and controls 52.67% of the share capital of Cauê Austria Holding GmbH and Cimpor Trading e Inversiones S.A. holds the remaining share capital at Cauê Austria Holding GmbH. Cauê Austria Holding GmbH owns and controls 100% of the share capital of Loma Negra Holding GmbH.
(2)	Camargo Corrêa S.A. owns and controls 100% of InterCement Participações S.A.’s voting shares. Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Camargo Corrêa S.A.
(3)	Includes 304,233,740 ordinary shares of the Issuer held of record by Loma Negra Holding GmbH. Each Reporting Person disclaims beneficial ownership of such ordinary shares except to the extent of its pecuniary interest therein.
(4)	Based on 596,026,490 ordinary shares of the Issuer, par value Ps.0.10 per share, issued and outstanding as of December 31, 2017, as provided by the Issuer to the Reporting Person.

CUSIP No. 54150E 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Camargo Corrêa S.A.(1)(2) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 304,233,740(3)
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 304,233,740(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,233,740(3) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.04%(4) See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Camargo Corrêa S.A. owns and controls 100% of InterCement Participações S.A.’s voting shares. InterCement Participações S.A. owns and controls 100% of the share capital of InterCement Austria Holding GmbH. InterCement Austria Holding GmbH owns and controls 77.56% of Cimpor-Cimentos de Portugal, SGPS, S.A.’s voting shares. Cimpor-Cimentos de Portugal, SGPS, S.A. owns and controls 100% of Cimpor Trading e Inversiones S.A.’s voting shares. Cimpor Trading e Inversiones S.A. owns and controls 100% of the share capital of InterCement Austria Equity Participation GmbH. InterCement Austria Equity Participation GmbH owns and controls 52.67% of the share capital of Cauê Austria Holding GmbH and Cimpor Trading e Inversiones S.A. holds the remaining share capital at Cauê Austria Holding GmbH. Cauê Austria Holding GmbH owns and controls 100% of the share capital of Loma Negra Holding GmbH.
(2)	Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Camargo Corrêa S.A.
(3)	Includes 304,233,740 ordinary shares of the Issuer held of record by Loma Negra Holding GmbH. Each Reporting Person disclaims beneficial ownership of such ordinary shares except to the extent of its pecuniary interest therein.
(4)	Based on 596,026,490 ordinary shares of the Issuer, par value Ps.0.10 per share, issued and outstanding as of December 31, 2017, as provided by the Issuer to the Reporting Person.

CUSIP No. 54150E 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Participações Morro Vermelho S.A.(1)(2) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 304,233,740(3)
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 304,233,740(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,233,740(3) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.04%(4) See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Camargo Corrêa S.A. Camargo Corrêa S.A. owns and controls 100% of InterCement Participações S.A.’s voting shares. InterCement Participações S.A. owns and controls 100% of the share capital of InterCement Austria Holding GmbH. InterCement Austria Holding GmbH owns and controls 77.56% of Cimpor-Cimentos de Portugal, SGPS, S.A.’s voting shares. Cimpor-Cimentos de Portugal, SGPS, S.A. owns and controls 100% of Cimpor Trading e Inversiones S.A.’s voting shares. Cimpor Trading e Inversiones S.A. owns and controls 100% of the share capital of InterCement Austria Equity Participation GmbH. InterCement Austria Equity Participation GmbH owns and controls 52.67% of the share capital of Cauê Austria Holding GmbH and Cimpor Trading e Inversiones S.A. holds the remaining share capital at Cauê Austria Holding GmbH. Cauê Austria Holding GmbH owns and controls 100% of the share capital of Loma Negra Holding GmbH.
(2)	Participações Morro Vermelho S.A. is owned by RCABON Empreendimentos e Participações S.A., RCNON Empreendimentos e Participações S.A. and RCPODON Empreendimentos e Participações S.A., each owning 33.33% of its common shares and RCABPN Empreendimentos e Participações S.A., RCNPN Empreendimentos e Participações S.A. and RCPODPN Empreendimentos e Participações S.A. each owning 33.29% of its preferred shares. Rosana Camargo Arruda Botelho directly controls RCABON Empreendimentos e Participações S.A. and RCABPN Empreendimentos e Participações S.A. Renata de Camargo Nascimento directly controls Monte Baldo Participações e Empreendimentos S.A which directly controls RCNON Empreendimentos e Participações S.A. and RCNPN Empreendimentos e Participações S.A. Regina de Camargo Pires Oliveira Dias directly controls RCPODON Empreendimentos s e Participações S.A. and RCPODPN Empreendimentos e Participações S.A.
(3)	Includes 304,233,740 ordinary shares of the Issuer held of record by Loma Negra Holding GmbH. Each Reporting Person disclaims beneficial ownership of such ordinary shares except to the extent of its pecuniary interest therein.
(4)	Based on 596,026,490 ordinary shares of the Issuer, par value Ps.0.10 per share, issued and outstanding as of December 31, 2017, as provided by the Issuer to the Reporting Person.

CUSIP No. 54150E 104

Item 1.

(a)	Name of Issuer:

Loma Negra Compañía Industrial Argentina Sociedad Anónima

(b)	Address of Issuer’s Principal Executive Offices:

Reconquista 1088, 7th Floor

Zip Code C1003ABQ – Ciudad Autónoma de Buenos Aires

Republic of Argentina

Item 2.

(a)	Name of Person Filing:

Loma Negra Holding GmbH

Cauê Austria Holding GmbH

InterCement Austria Equity Participation GmbH

Cimpor Trading e Inversiones S.A.

Cimpor-Cimentos de Portugal, SGPS, S.A.

InterCement Austria Holding GmbH

InterCement Participações S.A.

Camargo Corrêa S.A.

Participações Morro Vermelho S.A.

(each a “Reporting Person” and collectively, the “Reporting Persons”). This Schedule 13G is being filed pursuant to a Joint Filing Agreement (the “Joint Filing Agreement”), attached hereto as Exhibit 1.

(b)	Address of Principal Business Office or, if None, Residence:

Loma Negra Holding GmbH

Hohenstaufengasse, 10/ 3rd Floor

1010 Vienna, Austria

Cauê Austria Holding GmbH

Hohenstaufengasse, 10/ 3rd Floor

1010 Vienna, Austria

InterCement Austria Equity Participation GmbH

Hohenstaufengasse, 10/ 3rd Floor

1010 Vienna, Austria

Cimpor Trading e Inversiones S.A.

Calle Colón, 10 - Planta 5ª, Letras A e B;

36201 Vigo, Spain

Cimpor-Cimentos de Portugal, SGPS, S.A.

Rua Alexandre Herculano, n.º 35

1250-009 Lisbon, Portugal

InterCement Austria Holding GmbH

Hohenstaufengasse, 10/ 3rd Floor

1010 Vienna, Austria

CUSIP No. 54150E 104

InterCement Participações S.A.

Avenida das Nações Unidas, 12.495 – 14º andar – Ala B

04578-000 São Paulo, Brazil

Camargo Corrêa S.A.

Avenida Presidente Juscelino Kubitschek, 1909 – 30º andar – Torre Norte

CEP 04543-907, São Paulo, Brazil

Participações Morro Vermelho S.A.

Avenida Presidente Juscelino Kubitschek, 1909 – 30º andar – Torre Norte

CEP 04543-907, São Paulo, Brazil

(c)	Citizenship:

See the responses to Item 4 of the attached cover pages.

(d)	Title of Class of Securities:

Ordinary Shares, par value Ps.0.10 per share

American Depositary Shares (“ADSs”), each representing five Ordinary Shares

(e)	CUSIP Number:

54150E 104 (ADSs)

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percent of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See Item 4(b) below.

(b) Number and percent of ordinary shares of Loma Negra Compañía Industrial Argentina Sociedad Anónima beneficially owned as of December 31, 2017 by each Reporting Person:

Reporting Person	Number of Shares	Percentage of Class
Loma Negra Holding GmbH	304,233,740	51.04%
Cauê Austria Holding GmbH	304,233,740	51.04%
InterCement Austria Equity Participation GmbH	304,233,740	51.04%
Cimpor Trading e Inversiones S.A.	304,233,740	51.04%
Cimpor-Cimentos de Portugal, SGPS, S.A.	304,233,740	51.04%
InterCement Austria Holding GmbH	304,233,740	51.04%
InterCement Participações S.A.	304,233,740	51.04%
Camargo Corrêa S.A.	304,233,740	51.04%
Participações Morro Vermelho S.A.	304,233,740	51.04%

CUSIP No. 54150E 104

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote. Number of Issuer ordinary shares beneficially owned as of December 31, 2017, as to which each Reporting Person has sole power to vote or direct the vote:

Reporting Person	Number
Loma Negra Holding GmbH	0
Cauê Austria Holding GmbH	0
InterCement Austria Equity Participation GmbH	0
Cimpor Trading e Inversiones S.A.	0
Cimpor-Cimentos de Portugal, SGPS, S.A.	0
InterCement Austria Holding GmbH	0
InterCement Participações S.A.	0
Camargo Corrêa S.A.	0
Participações Morro Vermelho S.A.	0

(ii)	Shared power to vote or to direct the vote. Number of Issuer ordinary shares beneficially owned as of December 31, 2017, as to which each Reporting Person has shared power to vote or direct the vote:

Reporting Person	Number
Loma Negra Holding GmbH	304,233,740
Cauê Austria Holding GmbH	304,233,740
InterCement Austria Equity Participation GmbH	304,233,740
Cimpor Trading e Inversiones S.A.	304,233,740
Cimpor-Cimentos de Portugal, SGPS, S.A.	304,233,740
InterCement Austria Holding GmbH	304,233,740
InterCement Participações S.A.	304,233,740
Camargo Corrêa S.A.	304,233,740
Participações Morro Vermelho S.A.	304,233,740

CUSIP No. 54150E 104

(iii)	Sole power to dispose or to direct the disposition of. Number of Issuer ordinary shares beneficially owned as of December 31, 2017, as to which each Reporting Person has sole power to dispose or to direct the disposition of:

Reporting Person	Number
Loma Negra Holding GmbH	0
Cauê Austria Holding GmbH	0
InterCement Austria Equity Participation GmbH	0
Cimpor Trading e Inversiones S.A.	0
Cimpor-Cimentos de Portugal, SGPS, S.A.	0
InterCement Austria Holding GmbH	0
InterCement Participações S.A.	0
Camargo Corrêa S.A.	0
Participações Morro Vermelho S.A.	0

(iv)	Shared power to dispose or to direct the disposition of. Number of Issuer ordinary shares beneficially owned as of December 31, 2017, as to which each Reporting Person has shared power to dispose or to direct the disposition of:

Reporting Person	Number
Loma Negra Holding GmbH	304,233,740
Cauê Austria Holding GmbH	304,233,740
InterCement Austria Equity Participation GmbH	304,233,740
Cimpor Trading e Inversiones S.A.	304,233,740
Cimpor-Cimentos de Portugal, SGPS, S.A.	304,233,740
InterCement Austria Holding GmbH	304,233,740
InterCement Participações S.A.	304,233,740
Camargo Corrêa S.A.	304,233,740
Participações Morro Vermelho S.A.	304,233,740

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

CUSIP No. 54150E 104

Item 10.	Certification.

Not applicable.

CUSIP No. 54150E 104

Exhibit	Description of Exhibit

1	Joint Filing Agreement, dated as of February 13, 2018, among the Reporting Persons.

CUSIP No. 54150E 104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018	Loma Negra Holding GmbH

	By:	/s/ Tim Kuba
	Name:	Tim Kuba
	Title:	Director

	By:	/s/ Armando Silva
	Name:	Armando Silva
	Title:	Director

Cauê Austria Holding GmbH

	By:	/s/ Diogo de Sousa Soares Felgueiras
	Name:	Diogo de Sousa Soares Felgueiras
	Title:	Director

	By:	/s/ Pedro Manuel de Freitas Pires Marques
	Name	Pedro Manuel de Freitas Pires Marques
	Title:	Director

InterCement Austria Equity Participation GmbH

	By:	/s/ Armando Sérgio Antunes da Silva
	Name:	Armando Sérgio Antunes da Silva
	Title:	Director

	By:	/s/ Pedro Manuel de Freitas Pires Marques
	Name:	Pedro Manuel de Freitas Pires Marques
	Title:	Director

Cimpor Trading e Inversiones S.A.

	By:	/s/ Armando Sérgio Antunes da Silva
	Name:	Armando Sérgio Antunes da Silva
	Title:	Director

	By:	/s/ Diogo de Sousa Soares Felgueiras
	Name:	Diogo de Sousa Soares Felgueiras
	Title:	Director

[Signature page to Schedule 13G]

CUSIP No. 54150E 104

Cimpor-Cimentos de Portugal, SGPS, S.A.

By:	/s/ Armando Sérgio Antunes da Silva
Name	Armando Sérgio Antunes da Silva
Title:	Director

By:	/s/ Luis Miguel da Ponte Alves Fernandes
Name:	Luis Miguel da Ponte Alves Fernandes
Title:	Director

InterCement Austria Holding GmbH

By:	/s/ Tim Kuba
Name:	Tim Kuba
Title:	Director

By:	/s/ Marco Antonio Zangari
Name:	Marco Antonio Zangari
Title:	Director

InterCement Participações S.A.

By:	/s/ Paulo Sergio de Oliveira Diniz
Name:	Paulo Sergio de Oliveira Diniz
Title:	Director

By:	/s/ Marco Antonio Zangari
Name:	Marco Antonio Zangari
Title:	Director

Camargo Corrêa S.A.

By:	/s/ Roberto Navarro Evangelista
Name:	Roberto Navarro Evangelista
Title:	Director

By:	/s/ Luciano Mestrich Motta
Name:	Luciano Mestrich Motta
Title:	Director Superintendente

Participações Morro Vermelho S.A.

By:	/s/ Luciano Mestrich Motta
Name:	Luciano Mestrich Motta
Title:	Director Superintendente

By:	/s/ Francisco Lopes
Name:	Francisco Lopes
Title:	Director

[Signature page to Schedule 13G]